

Mail Stop 3720

June 15, 2010

Mr. William J. Merritt
Chief Executive Officer
InterDigital, Inc.
781 Third Avenue
King of Prussia, Pennsylvania 19406

>   **RE: InterDigital, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 26, 2010**
>
>   **Definitive Proxy Statement on Schedule 14-A**
>   **Filed April 30, 2010**
>   **File No. 000-25965**

Dear Mr. Merritt:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

General

1.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Election of Directors, page 11

2. In future filings, please revise to comply with Item 401(e)(1) of Regulation S-K. Your disclosure lists the professional background of each of your directors. The new requirements of Item 401(e)(1) require a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company's business and structure. Please revise to include this expanded disclosure on a director-by-director basis.

Form 10-Q for the Three Months Ended March 31, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Patent Licensing, page 11

3. We note that you reported revenue in the first quarter 2010 of $116.2 million, a 65% increase over $70.6 million reported in the first quarter of 2009. We further note the increase in revenue quarter-over-quarter resulted primarily from $37.8 million in revenue recorded in the first quarter of 2010 from past sales, discovered during a routine audit of an existing licensee. Considering the material impact of these past sales on your current results of operations, please provide us with a comprehensive explanation of the factors that contributed to the sales being reported out-of period. In your response, please tell us which periods are covered by the past sales, the processes followed by existing licensees and the controls in place to ensure that revenue from your existing licensees is reported on a timely basis.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director